Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-159511 and 333-159511-01 to 333-159511-185
(excluding Registration Nos. 333-159511-07, 333-159511-134 and 333-159511-143)
HCA INC.
SUPPLEMENT NO. 13 TO
MARKET MAKING PROSPECTUS DATED
JULY 10, 2009
THE DATE OF THIS SUPPLEMENT IS APRIL 6, 2010
On April 6, 2010, HCA Inc. filed the attached Current Report on Form 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): April 6, 2010 (March 31, 2010)
HCA INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-11239 (Commission File Number)	75-2497104 (IRS Employer Identification No.)

One Park Plaza, Nashville, Tennessee (Address of principal executive offices)	37203 (Zip Code)
Registrant’s telephone number, including area code: (615) 344-9551
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
     On March 31, 2010, the Compensation Committee of the Board of Directors of HCA Inc. (the “Company”) adopted the 2010 Senior Officer Performance Excellence Program (the “Senior Officer PEP”). Under the Senior Officer PEP, the executive officers of the Company shall be eligible to earn performance awards based upon the achievement of certain specified performance targets. The specified performance criteria for the Company’s named executive officers and other participants is EBITDA (as defined in the Senior Officer PEP), and with respect to the President — Western Group and President — Central Group 50% of their respective award opportunities are based on EBITDA for the Company’s Western Group and the Company’s Central Group, respectively. Target awards for the named executive officers are the same as for 2009 and are as follows:
•	130% of base salary for Richard M. Bracken, our Chairman and CEO;

•	80% of base salary for R. Milton Johnson, our Executive Vice President and CFO;

•	66% of base salary for Beverly B. Wallace, our President — Shared Services Group;

•	66% of base salary for Samuel N. Hazen, our President — Western Group; and

•	66% of base salary for W. Paul Rutledge, our President — Central Group.
     Participants will receive 100% of the target award for target performance, 25% of the target award for a minimum acceptable (threshold) level of performance, and a maximum of 200% of the target award for maximum performance.
     No payments will be made for performance below specified threshold amounts. Payouts between threshold and maximum will be calculated by the Committee in its sole discretion using straight-line interpolation. The Committee may make adjustments to the terms and conditions of, and the criteria included in, awards under the Senior Officer PEP in recognition of unusual or nonrecurring events affecting a participant or the Company, or the financial statements of the Company, or in certain other instances specified in the Senior Officer PEP.
     The Committee may apply negative discretion to final award determinations with respect to any of the named executive officers based on the Committee’s subjective evaluation of the named executive officer’s annual performance including, if and as determined by the Committee, an evaluation of quality of performance with a primary focus on CMS Core Measures and HCAHPS performance against industry benchmarks. However, no such adjustment to an individual award shall exceed 20% of the “target” award of the individual.
     Awards pursuant to the Senior Officer PEP that are attributable to the performance goals being met at “target” level or below will be paid solely in cash, and, in the event performance goals are achieved above the “target” level, the amount of an award attributable to performance results in excess of “target” levels shall be payable 50% in cash and 50% in restricted stock units.
     In addition, awards pursuant to the Senior Officer PEP are subject to recovery or adjustment by the Company in certain circumstances in which the operating results on which the payment was based were restated or otherwise adjusted or in the event a participant’s conduct is not in good faith and materially disrupts, damages, impairs or interferes with the business of the Company and its affiliates.
     The foregoing description of the Senior Officer PEP does not purport to be complete and is qualified in its entirety by reference to the Senior Officer PEP, a copy of which is attached to this report as Exhibit 10.1 and is incorporated herein by reference.
Item 5.07. Submission of Matters to a Vote of Security Holders.
     On April 1, 2010, Hercules Holding II, LLC, the holder of 91,845,692 shares, or 97.1%, of our issued and outstanding shares of capital stock, executed a written consent in lieu of an annual meeting removing and re-electing Richard M. Bracken, R. Milton Johnson, Christopher J. Birosak, John P. Connaughton, James D. Forbes, Kenneth W. Freeman, Thomas F. Frist III, William R. Frist, Christopher R. Gordon, Michael W. Michelson, James C. Momtazee, Stephen G. Pagliuca, and Nathan C. Thorne as the Board of Directors of the Company. That consent and the election of directors will become effective on or about April 28, 2010. The directors will serve until their successors are duly elected and qualified or until the earlier of their death, resignation, or removal. A notice of the foregoing stockholder action will be sent to the holders of record of our issued and outstanding capital stock as of the close of business on the record date, April 1, 2010.
Item 9.01. Financial Statements and Exhibits.
(d)

Exhibit
Number	Exhibit Title
10.1	HCA Inc. 2010 Senior Officer Performance Excellence Program
10.2	Form of Restricted Share Unit Agreement (Officers)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HCA INC. (Registrant)
By:	/s/ R. Milton Johnson
R. Milton Johnson
Executive Vice President and Chief Financial Officer

Date: April 6, 2010

EXHIBIT INDEX

Exhibit
Number	Exhibit Title
10.1	HCA Inc. 2010 Senior Officer Performance Excellence Program
10.2	Form of Restricted Share Unit Agreement (Officers)

Exhibit 10.1
HCA INC.
2010 SENIOR OFFICER PERFORMANCE EXCELLENCE PROGRAM
Purpose and Administration of the Program
The 2010 Senior Officer Performance Excellence Program (the “Program”) has been established by HCA Inc. (the “Company”) to encourage outstanding performance from its senior officers. Subject to applicable law, all designations, determinations, interpretations, and other decisions under or with respect to the Program or any award shall be within the sole discretion of the Compensation Committee (the “Committee”), may be made at any time and shall be final, conclusive and binding upon all persons. Designations, determinations, interpretations, and other decisions made by the Committee with respect to the Program or any Award, including but not limited to the application of the PEP Recoupment Policy described herein, need not be uniform and may be made selectively among Participants, whether or not such Participants are similarly situated.
Participation
All officers of the Company who have been designated by the Committee as “executive officers” of the Company during 2010 (the “Fiscal Year”) are eligible to receive an award pursuant to the Program (each, a “Participant”).
Incentive Calculation and Payment of Awards
Awards shall be calculated based on the financial results for the Fiscal Year and shall be paid within two and one-half months following the end of each Fiscal Year. No awards will be paid to a Participant until the Chairman and CEO shall have affirmed that senior officer behaviors and actions during the Fiscal Year were consistent with the Company’s stated mission and values, the Code of Conduct and other regulatory requirements.
The Committee will make awards pursuant to the Program (each, an “Award”) as set forth on Schedule A hereto, on such terms as the Committee may prescribe based on the performance criteria set forth on Schedule A hereto and such other factors as it may deem appropriate. The targets for the performance criteria shall be determined by the Committee in its discretion within the first ninety (90) days of the Fiscal Year. The Committee shall determine whether and to what extent each performance or other goal has been met. A Participant is required to remain employed with the Company through the end of the Fiscal Year in order to have a legally binding right to the Award.
Awards pursuant to the Program that are attributable to the performance goals being met at “target” level or below will be paid solely in cash. In the event performance goals are achieved above the “target” level, the amount of an Award attributable to performance results in excess of “target” levels shall be payable 50% in cash and 50% in restricted stock units. The number of restricted stock units will be determined by dividing the cash amount of the relevant portion of the Award by the per share Fair Market Value (as such term is defined in the 2006 Stock Incentive Plan for Key Employees of HCA Inc. and its Affiliates (the “2006 Plan”)) on the date of the determination, and rounding down, with any fractional amount payable in cash. Any restricted stock units granted under this Program will be pursuant to the terms contained in the Restricted Share Unit Agreement attached to this Plan as Exhibit 1; except that, for the avoidance of doubt, any “Prorata Bonus”, as such term is defined in any employment agreement between a Participant and the Company in effect as of the effective date of this Program, shall be paid 100% in cash if such amounts become payable under such employment agreement, and no restricted stock units will be issued in respect of such Prorata Bonus amount.
Any restricted stock units issued as payment under this Program may be issued pursuant to the 2006 Plan or other appropriate equity plan in effect at such time, unless the Committee determines that such awards may be made independent of any equity plan. Except as the Committee may otherwise determine in its sole and absolute discretion, termination of a Participant’s employment prior to the end of the Fiscal Year will result in the forfeiture of the Award by the Participant, and no payments shall be made with respect thereto.
This Program is not a “qualified” plan for federal income tax purposes, and any payments are subject to applicable tax withholding requirements.
Adjustments for Unusual or Nonrecurring Events
In addition to any adjustments enumerated in the definition of the performance goals set forth on Schedule A hereto, the Committee is hereby authorized to make adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events affecting any Participant, the Company, or any subsidiary or affiliate, or the financial statements of the Company or of any subsidiary or affiliate; in the event of changes in applicable laws, regulations or accounting principles; or in the event the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Program. The Committee is also authorized to adjust performance targets or awards downward to avoid unwarranted windfalls.
PEP Recoupment Policy
The Company may recover any incentive compensation awarded or paid pursuant to this Program based on (i) achievement of financial results that are subsequently the subject of a restatement due to material noncompliance with any financial reporting requirement under either GAAP or the federal securities laws, other than as a result of changes to accounting rules and regulations, or (ii) a subsequent finding that the financial information or performance metrics used by the Committee to determine the amount of the incentive compensation are materially inaccurate, in each case regardless of individual fault. In addition, the

Company may recover any incentive compensation awarded or paid pursuant to this Program based on a Participant’s conduct which is not in good faith and which materially disrupts, damages, impairs or interferes with the business of the Company and its affiliates. This PEP Recoupment Policy applies to any incentive compensation earned or paid to a Participant pursuant to this Program (including, but not limited to, the restricted stock units issued hereunder). Subsequent changes in status, including retirement or termination of employment, do not affect the Company’s rights to recover compensation under this policy. The Committee will administer this policy and exercise its discretion and business judgment in the fair application of this policy based on the facts and circumstances as it deems relevant in its sole discretion. More specifically, the Committee shall determine in its discretion any appropriate amounts to recoup, the officers from whom such amounts shall be recouped (which need not be all officers who received the bonus compensation at issue) and the timing and form of recoupment; provided, that only compensation paid or settled within three years prior to the Committee taking action under this PEP Recoupment Policy shall be subject to recoupment; provided further, that any recoupment pursuant to clause (i) or (ii) of the first sentence of this paragraph shall not exceed the portion of any applicable bonus paid hereunder that is in excess of the amount of performance-based or incentive compensation that would have been paid or granted based on the actual, restated financial statements or actual level of the applicable financial or performance metrics as determined by the Committee in its sole discretion.
For avoidance of doubt, the Company may set off the amounts of any such required recoupment against any amounts otherwise owed by the Company to a Participant as determined by the Committee in its sole discretion, solely to the extent any such offset complies with the requirements of Section 409A of the Internal Revenue Code and the guidance issued thereunder.
If any restatement of the Company’s financial results indicates that the Company should have made higher performance-based payments than those actually made under the Program for a period affected by the restatement, then the Committee shall have discretion, but not the obligation to cause the Company to make appropriate incremental payments to affected Participants then-currently employed by the Company. The Committee will determine, in its sole discretion, the amount, form and timing of any such incremental payments, which shall be no more than the difference between the amount of performance-based compensation that was paid or awarded and the amount that would have been paid or granted based on the actual, restated financial statements.
Other Provisions
No Right to Employment
The grant of an award shall not be construed as giving a Participant the right to be retained in the employ of the Company or any subsidiary or affiliate.

No Trust or Fund Created
Neither the Program nor any award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any subsidiary or affiliate and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company or any subsidiary or affiliate pursuant to an award, such right shall be no greater than the right of any unsecured general creditor of the Company or any subsidiary or affiliate.
No Rights to Awards
No person shall have any claim to be granted any award and there is no obligation for uniformity of treatment among Participants. The terms and conditions of awards, if any, need not be the same with respect to each Participant. The Company reserves the right to terminate the Program at any time in the Company’s sole discretion.
Section 409A of the Internal Revenue Code
This Program is intended to comply with Section 409A of the Internal Revenue Code, as amended (the “Code”) and will be interpreted in a manner intended to comply with Section 409A of the Code.
Interpretation and Governing Law
This Program shall be governed by and interpreted and construed in accordance with the laws of the State of Tennessee, without reference to principles of conflicts or choices of laws. In the event the terms of this Program are inconsistent with the terms of any written employment agreement between a Participant and the Company, the terms of such written employment agreement shall govern the Participant’s participation in the Program.

Schedule A
2010 Measures and Weightings

	EBITDA[1]	Other[2]
All Participants	100%	—

[1]	For the purposes of this calculation, EBITDA means earnings before interest, taxes, depreciation, amortization, net income attributable to noncontrolling interests, gains or losses on sales of facilities, gains or losses on extinguishment of debt, asset or investment impairment charges, restructuring charges, any other significant nonrecurring non-cash gains or charges and any expenses for share-based compensation under ASC 718, as determined in good faith by the Board in consultation with the CEO. In the event the Company disposes of or acquires any facility during the Fiscal Year, the EBITDA target for such year shall be adjusted appropriately (based on the number of days during the year for which the facility was owned) to reflect the acquisition or disposition.

[2]	The Committee reserves the right to apply negative discretion to final Award determinations with respect to any Participant based on the Committee’s subjective evaluation of the Participant’s annual performance including, if and as determined by the Committee, an evaluation of quality of performance with a primary focus on CMS Core Measures and HCAHPS performance against industry benchmarks. No adjustment to an individual Award pursuant to this note 2 shall exceed 20% of the target PEP Award of the individual.
2010 PEP Opportunities
Each Participant in the Program is assigned annual award opportunities expressed in terms of Threshold, Target and Maximum levels of performance. The opportunities, expressed as percentages of base salary, for the following positions are as set forth below.

	Threshold	Target	Maximum
Chairman & CEO	32.5%	130%	260%
Executive Vice President & CFO	20%	80%	160%
Group Presidents	16.5%	66%	132%
The Target annual award opportunity for senior officers other than those listed above will range from 46% to 60% of base salary, as determined by the

Committee. Participants shall receive 100% of the target award for target performance, 25% of the target award for a minimum acceptable (threshold) level of performance, and a maximum of 200% of the target award for maximum performance.
Payouts between threshold and maximum for Participants shall be calculated by the Committee in its sole discretion using straight-line interpolation. The threshold, target and maximum EBITDA performance levels and other goals (if applicable) shall be set by the Committee in its sole discretion. Final Awards are subject to reduction in the Committee’s discretion as described in note 2 of “2010 Measures and Weightings”.

Exhibit 10.2
Exhibit 1
HCA Inc.
Restricted Share Unit Agreement
     This RESTRICTED SHARE UNIT AGREEMENT (this “Agreement”) is made and entered into as of the ___ day of March, 2011 (the “Grant Date”), between HCA Inc., a Delaware corporation (the “Company”), and [officer], (the “Grantee”). Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Company’s 2006 Stock Incentive Plan for Key Employees of HCA Inc. and its Affiliates (the “Plan”).
     WHEREAS, the Company has adopted the Plan, which permits the issuance of Restricted Share Units; and
     WHEREAS, in the Compensation Committee of Board of Directors of the Company (the “Committee”) has administered the 2010 Senior Officer Performance Excellence Program (the “2010 PEP”) and determined that Grantee is entitled to an award thereunder, a portion of which is payable as a restricted share unit award under the Plan;
     NOW, THEREFORE, the parties hereto agree as follows:
     1. Grant of Restricted Share Unit Award.
          1.1 The Company hereby grants to the Grantee an award (“Award”) of [number] Restricted Share Units (“RSUs”) on the terms and conditions set forth in this Agreement and as otherwise provided in the Plan. A bookkeeping account will be maintained by the Company to keep track of the RSUs and any dividend equivalent units that may accrue as provided Section 3.
          1.2 This Agreement shall be construed in accordance and consistent with, and subject to, the terms of the Plan; and, except as otherwise expressly set forth herein, the capitalized terms used in this Agreement shall have the same meanings as are set forth in the Plan.
          1.3 The Grantee’s rights with respect to the Award shall remain forfeitable at all times prior to the dates on which the RSUs shall vest in accordance with Section 2 hereof. This Award may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by Grantee other than by will or the laws of descent and distribution.
     2. Vesting and Payment.
          2.1 General. Except as provided in Section 2.2 and Section 2.3, the Award shall vest on the second anniversary of the date hereof with respect to one-half (1/2) of the RSUs, and shall expire with respect to the remaining RSUs on the third anniversary of the Grant Date (each, a “Vesting Date”).

          2.2 Early Vesting. Notwithstanding Section 2.1 above, but subject to Section 2.3, all RSUs covered by the Award shall immediately vest upon the occurrence of a Change in Control or upon the Grantee’s death or Disability. For purposes of this Agreement, “Disability” shall have the same meaning as such term is defined under Section 409A of the Code.
          2.3 Termination of Employment. Except as provided in Section 2.2 or as otherwise provided by the Committee, if the Grantee’s service as an employee of the Company terminates for any reason, the Grantee shall forfeit all rights with respect to all RSUs that are not vested on such date; provided, that in the event of the Grantee’s Retirement, the Grantee shall become vested in any RSUs that were, immediately prior to such Retirement, unvested, and such newly vested RSUs shall continue to be payable on each applicable Vesting Date that occurs following the date of such Retirement as provided in Section 2.1 or, if earlier, upon the occurrence of an event described in Section 2.2. For purposes of this Agreement, “Retirement” means Grantee’s resignation from service with the Company (and its subsidiaries, if applicable) (i) after attaining 65 years of age or (ii) after attaining 60 years of age and completing three years of service with the Company or any of its subsidiaries.
          2.4 Settlement. The Grantee shall be entitled to payment in respect of the RSUs covered by this Agreement at the time that such RSUs vest pursuant to Section 2.1, Section 2.2 or Section 2.3, as applicable (any such date, the “Payment Date”). Such payment shall be made as promptly as practicable thereafter (but in no event after the thirtieth day following the Payment Date), through the issuance to the Grantee (or to the executors or administrators of Grantee’s estate in the event of the Grantee’s death) of a stock certificate (or evidence such Shares have been registered in the name of the Grantee with the relevant stock agent) for a number of Shares equal to the number of such vested RSUs and dividend equivalent units.
     3. Dividend Rights.
     The Grantee shall receive dividend equivalent rights in respect of the RSUs covered by this Award at the time of any payment of dividends to stockholders on Shares (the “dividend equivalent units”). The RSUs will be credited with dividend equivalent units for cash dividends paid on shares of the Company’s Common Stock by (a) multiplying the cash dividend paid per Share by the number of RSUs (and previously credited dividend equivalent units) outstanding and unpaid, and (b) dividing the product determined above by the Fair Market Value of a Share, in each case, on the date the dividend is declared. The RSUs will be credited with dividend equivalent units for stock dividends paid on shares of the Company’s Common Stock by multiplying the stock dividend paid per Share by the number of RSUs (and previously credited dividend equivalent units) outstanding and unpaid on the date the dividend is declared. Each dividend equivalent unit has a value equal to one Share. Dividend equivalent units will vest and be payable at the same time as the RSU to which the dividend equivalent unit relates.

     4. No Right to Continued Service.
     Nothing in this Agreement or the Plan shall be interpreted or construed to confer upon the Grantee any right to continue service as an officer or employee of the Company.
     5. Adjustments.
     The provisions of Section 8 and Section 9 of the Plan are hereby incorporated by reference, and the RSUs (and any dividend equivalent units) are subject to such provisions. Any determination made by the Committee or the Board pursuant to such provisions shall be made in accordance with the provisions of the Plan and shall be final and binding for all purposes of the Plan and this Agreement.
     6. Plan Governs.
     The Grantee hereby acknowledges receipt of a copy of the Plan and agrees to be bound by all the terms and provisions thereof. The terms of this Agreement are governed by the terms of the Plan, and in the case of any inconsistency between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall govern.
     7. Modification of Agreement.
     Subject to the restrictions contained in Sections 6 and 10 of the Plan, the Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, the Award, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would adversely affect the rights of the Grantee or any holder or beneficiary of the Award shall not to that extent be effective without the consent of the Grantee, holder or beneficiary affected.
     8. Section 409A.
     Notwithstanding anything herein to the contrary, to the maximum extent permitted by applicable law, the settlement of the RSUs to be made to the Grantee pursuant to this Agreement is intended to qualify as a “short-term deferral” pursuant to Section 1.409A-1(b)(4) of the Regulations and this Agreement shall be interpreted consistently therewith. However, under certain circumstances, settlement of the RSUs may not so qualify, and in that case, the Committee shall administer the grant and settlement of such RSUs in strict compliance with Section 409A of the Code. Further, notwithstanding anything herein to the contrary, if at the time of a Participant’s termination of employment with the Company and all Service Recipients, the Participant is a “specified employee” as defined in Section 409A of the Code, and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of service is necessary in order to prevent the imposition of any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to the Participant) to the minimum extent necessary to satisfy Section

409A of the Code until the date that is six months and one day following the Participant’s termination of employment with the Company (or the earliest date as is permitted under Section 409A of the Code), if such payment or benefit is payable upon a termination of employment. Each payment of RSUs (and related dividend equivalent units) constitutes a “separate payment” for purposes of Section 409A of the Code.
     9. Severability.
     If any provision of this Agreement is, or becomes, or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or the Award, or would disqualify the Plan or Award under any laws deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award, and the remainder of the Plan and Award shall remain in full force and effect.
     10. Governing Law.
     The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Delaware without giving effect to the conflicts of law principles thereof, except to the extent that such laws are preempted by Federal law.
     11. Successors in Interest.
     This Agreement shall inure to the benefit of and be binding upon any successor to the Company. This Agreement shall inure to the benefit of the Grantee’s legal representatives. All obligations imposed upon the Grantee and all rights granted to the Company under this Agreement shall be binding upon the Grantee’s heirs, executors, administrators and successors.
     12. Resolution of Disputes.
     Any dispute or disagreement which may arise under, or as a result of, or in any way related to, the interpretation, construction or application of this Agreement shall be determined by the Committee. Any determination made hereunder shall be final, binding and conclusive on the Grantee and the Company for all purposes.
     13. Notices.
     All notices required to be given under this Award shall be deemed to be received if delivered or mailed as provided for herein, to the parties at the following addresses, or to such other address as either party may provide in writing from time to time.

To the Company:	HCA Inc.
One Park Plaza

Nashville, TN 37203
Attn: Vice President — Compensation

To the Grantee:	The address then maintained with respect to the Grantee in the Company’s records.
     IN WITNESS WHEREOF, the parties have caused this Restricted Share Unit Agreement to be duly executed effective as of the day and year first above written.

HCA Inc.
By:

Grantee:

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Grantee:

Signature